January 30, 2017
Via EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Roger Schwall
Re: Natural Gas Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 11, 2016
Definitive Proxy Statement
Filed April 29, 2016
File No. 001-31398

Dear Mr. Schwall:

Enclosed for filing via EDGAR is Natural Gas Services Group's response to the comments of the Staff contained in the Staff’s letter dated December 23, 2016, commenting on the filings referenced above. Our responses follow the restatement of your questions, which are in bold.
Form 10-K for the year ended December 31, 2015

Selected Financial Data, page 20

1.
We note your presentation of the non-GAAP measure gross margin. Explain to us why you believe the title for this non-GAAP measure is not the same as, or very similar to, the title used for a GAAP financial measure. See the FASB ASC master glossary and Item 10(e)(1)(ii)(E) of Regulation S-K.

We respectfully submit to the staff that we have consistently used this measure and reported it as a non-GAAP measure to avoid any confusion with the definition of the GAAP measure, which is defined in the FASB ASC master glossary as “The excess of sales over cost of goods sold. Gross margin does not consider all operating expenses.” While our cost of goods sold used in gross margin excludes certain expenses, it may not have been clear to our readers which expenses are excluded. We have used a measure that we fully and clearly define to provide clarity to the readers of our financial data. We believed that this was a conservative approach that was consistent with Item 10(e)(1)(ii)(E) of Regulation S-K, which requires that a registrant not use titles or descriptions of non-GAAP measure that are confusingly similar to descriptions used for GAAP financial measures. However, based on the comment, it appears that the staff believes that our use of gross margin is within the GAAP definition. Therefore, unless the staff indicates otherwise, we will discontinue the classification by us of gross margin as a non-GAAP measure.

2. Your presentation of the non-GAAP measure gross margin includes reconciliation to net income. Explain to us why you believe net income represents the most directly comparable financial measure calculated and presented in accordance with GAAP. See Item 10(e)(1)(i)(A) of Regulation S-K.
We respectfully submit to the staff that by providing a continuous combined reconciliation of our two non-GAAP financial measures in a single table we reconcile adjusted EBITDA to net income and then reconcile gross margin to adjusted EBITDA. We believe this provides a presentation with at least equal prominence of the most directly comparable financial measure, as per Item 10(e)(1)(i)(A) of Regulation S-K. Specifically, gross margin presented the profitability of our activities before interest, depreciation, selling, general and administrative and taxes. However, based on our response to comment #1 we are proposing to not report gross margin as a non-GAAP measure, and therefore no reconciliation of gross margin as a non-GAAP financial measure will be made in future filings.

Statements of Income, page F-3

3. You present cost of rentals, cost of sales and cost of services and maintenance, exclusive of depreciation. However, you do not disclose the amount of depreciation excluded from each line item. If you are relying on the accommodation outlined in SAB Topic 11.B in excluding depreciation and amortization from certain cost and expense categories, you should separately report depreciation and amortization that is attributable to each line from which it has been excluded.

We respectfully submit to the staff that our presentation shows separately a line titled depreciation and amortization, which includes expenses excluded from cost of sales. The majority of this line represents depreciation of our rental equipment, offices and vehicles associated with rental activity. Of the $22.8 million reported as depreciation and amortization, $22.3 million or 98%, is attributed to rental activity. We also provide the depreciation on rental equipment to our readers on page F-11 Note 2, Rental Activity from which the reader can see that the majority of our depreciation is derived from our rental activity. While our presentation is in consideration of SAB Topic 11.B, we believe a further breakout of depreciation would not provide materially meaningful information to the readers of the statements. We will add disclosure to page F-11 Note 2 that more clearly states that depreciation outside of that related to rental revenue is immaterial.

Notes to Financial Statements, page F-6
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition

4. We note the disclosure indicating that you have recognized revenue under bill and hold arrangements. Explain to us, in detail, how you have satisfied each of the criteria identified in SAB Topic 13.A.3.a for these arrangements. As part of your response, send us a copy of a representative sales agreement for a bill and hold transaction.

We respectfully submit to the staff that in recognizing revenue under a bill and hold arrangement, we apply the criteria identified in SAB Topic 13.A.3.a with supporting documentation. Specifically, we satisfy the following criteria that the Commission has set forth in order to recognize revenue when delivery has not occurred:

1)	The risks of ownership must have passed to the buyer.
The customer indicates acceptance of equipment and requests that delivery be delayed. This is confirmed through a bill and hold letter from our customer (see attached Exhibit A - Bill and Hold Letter). The letter indicates acceptance of legal title, liability and assumption of responsibility for the equipment. It states that the customer is requesting that we temporarily store the equipment until a certain date.

2)	The customer must have made a fixed commitment to purchase the goods, preferably in written documentation.
Each transaction is evidenced by a Purchase Order, Sales Agreement, and/or signed Order Confirmation (see attached Exhibit B) and supported by our terms and conditions (see attached Exhibit C) which are referenced in the sales documents. In some cases, circumstances (most notably a delay in the completion of a project) will cause a customer to request that equipment be held after these agreements have been completed. In those cases, the request is in the form of a letter from the customer (see attached Exhibit A - Bill and Hold Letter). These documents are executed by both parties either by signature or electronically.

In addition, on our major equipment sales (whether they are bill and hold arrangements or not) we have instituted a practice of requiring progress payments. Under this practice, payments are received as the manufacturing process progresses (see attached example - Progressive Payment). Revenue is not recognized until all performance obligations complete. The final billing is typically made upon completing and represents about 10-30% of the total sales price. This practice not only ensures that payment will be received, but also signifies the customer’s intent to purchase the equipment they have contracted for. Further, we perform credit history reviews prior to entering into any transaction with customers. We have not experienced any collections issues related to our bill and hold transactions.

3)	The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis.
Bill and hold letters are received from our customers requesting that we hold equipment until scheduling and\or logistics can be resolved (typically, the completion of a project) and specifies a later delivery date. These requests are initiated by the customer based on their unique situation.

4)
There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer’s business purpose (e.g., storage periods are customary in the industry).

The bill and hold letters that we accept are initiated by our customers and follows industry practice and requirements. For example, in this industry the timing of a project can be delayed leading to a change in the immediate delivery of the equipment. The letter indicates a fixed date for later delivery of the equipment. These delays and request for storage are typical in the oil and gas industry due to uncontrollable factors that can delay project completion. These factors can include weather, drilling difficulties or construction of production infrastructure.

5)	The seller must not have retained any specific performance obligations such that the earning process is not complete.
Our sales contracts (whether they are bill and hold arrangements or not) are fixed priced, and do not include provisions for cancellation. Any letters requesting bill and hold arrangements are not accepted with language that alters the original agreement. We typically enter into bill and hold arrangements with customers with whom we have an established history of business and are of sufficient operational and financial size to complete the transaction. Our bill and hold letters are not accepted with any added conditions or performance obligations.

6)	The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders.
Our compressors are extremely large and tailored pieces of equipment that are easily identified. Given that, the equipment is usually customized for that specific customer and it is not used to fill any other order. Under bill and hold arrangements, the respective equipment is moved to a designated area and labeled as such.

7)	The equipment [product] must be complete and ready for shipment.
Under our bill and hold arrangements, we recognize revenue when equipment is complete and ready to deliver to the customer, the customer has requested the equipment be held (typically due to delays in their projects that require the equipment) and the customer accepts ownership of the equipment. This acceptance by the customer is documented by the customer in a letter to us (see attached Example A - Bill and Hold Letter).

Definitive Proxy Statement

Annual Incentive Bonus Plan, page 34

5. We note your discussion of your Annual Incentive Bonus Plan. Please tell us what consideration you gave to including this compensatory agreement pursuant to Item 601(b)(10)(iii) of Regulation S-K.

We respectfully submit to the staff that we filed the Annual Incentive Bonus Plan as an exhibit to our Report on Form 8-K filed with the Commission on December 18, 2012, pursuant to Item 601(b)(10)(iii) of Regulation S-K. However, we inadvertently did not carry forward the listing and incorporation by reference of the plan in our exhibits lists and indexes contained in our filings since the original filing of the plan. We will list and incorporate by reference to the plan in our future exhibit listings and indexes in our reports and filings with the Commission when required by Item 601(b)(10)(iii).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Larry Lawrence, our Chief Financial Officer at (432) 262-2700; by email at larry.lawrence@ngsgi.com or Dave Thayer, our SEC Attorney at (303)785-1623; by email at dthayer@joneskeller.com.
Sincerely,
NATURAL GAS SERVICES GROUP, INC.

By: /s/ G. Larry Lawrence
G. Larry Lawrence
Chief Financial Officer